UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras begins the Binding Phase of the Tartaruga Field in the Sergipe-Alagoas Basin

—

Rio de Janeiro, January 23, 2025 – Petróleo Brasileiro S.A.- Petrobras, further to the notice disclosed on November 27, 2024, hereby announces the start of the binding phase for the total transfer of its 25% minority interest in the exploration, development, and production of oil and natural gas in the Tartaruga Field, located in the municipality of Pirambu-SE, in shallow waters of the Sergipe-Alagoas Basin, operated by SPE Tiêta (Petrorecôncavo).

Qualified potential buyers for this phase will receive an invitation letter (Process Letter) with detailed instructions regarding the ongoing process, including instructions for conducting due diligence and submitting binding proposals.

This announcement complies with Petrobras' internal regulations and the provisions of the special procedure for the transfer of exploration, development, and production rights for petroleum, natural gas, and other fluid hydrocarbons, as provided for in Decree 9,355/2018.

About the Tartaruga Field

The Tartaruga Field is located on the northern coast of the State of Sergipe, in the municipality of Pirambu, in the shallow waters of the Sergipe-Alagoas Basin. The wells were directionally drilled from a land-based facility within the Field.

Petrobras' share of production from the Tartaruga Field, based on the 2024 average, was approximately 41 barrels of oil per day (bpd) and 689 m³/day of associated gas. Petrobras holds a 25% stake in the asset, while SPE TIETA (a company controlled by Petrorecôncavo) operates the field with a 75% stake.

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer